SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of August, 2005

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F  ☒        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield Legal Director

Date: August 3rd, 2005

August 3, 2005

Hanson PLC Interim Results 2005

These interim results are reported under International Financial Reporting Standards.

•	Group turnover# £1,746.8 million (£1,597.5m) up 9.3%

•	Operating profit* £197.3 million (£162.4m) up 21.5%

•	Profit before tax £172.3 million (£134.6m) up 28.0%

•	Profit after tax £132.9 million (£143.2m) down 7.2% (up 29.4% excluding 2004 tax credit**)

•	Basic EPS 18.2p (19.5p) down 6.7% (up 30.5% excluding 2004 tax credit**)

•	Free cash flow (net cash inflow from operating activities) £138.2m (£135.9m) up 1.7%

•	Gearing (net debt divided by equity) 43.1% (40.1%) up 3.0ppts

•	Interim dividend 5.85p (5.35p) up 9.3%

#	Excluding joint-ventures and associates
*	Continuing operations before impairments, including share of joint-ventures’ and associates’ profit after tax
**	2004 interim results, restated for IFRS, include a non-recurring tax credit of £40.5 million.

Alan Murray, Chief Executive, said: “Hanson has delivered a strong performance for the first half of 2005, continuing progress made in the second half of last year. The performance of Hanson Building Products North America and Hanson Aggregates UK is particularly pleasing. The first half has also been excellent for bolt-on acquisitions with a total spend of £304.6 million on eight deals. Overall, Hanson expects to make further progress in the second half of 2005, albeit against a good performance and significant property profits in the second half of 2004.”

Overview

Hanson has delivered a strong performance for the first half of 2005, continuing progress made in the second half of last year. Operating profit*, including earnings from acquisitions of £7.7 million, was £197.3 million, 21.5% ahead of the first half of 2004 (£162.4m). Profit before tax increased by 28.0% to £172.3 million (£134.6m). Profit after tax and discontinued operations decreased by 7.2% to £132.9 million (£143.2m). This was due to the recognition of a significant one-off tax benefit (£40.5m) in 2004.

The improvement comes from many areas of the group, led by Hanson Building Products North America and Hanson Aggregates UK. It is driven by selling price increases and cost saving initiatives which have exceeded the ongoing pressure from additional input costs.

Significant progress has been made to develop the group through bolt-on acquisitions and total acquisition spend for the first half was £304.6 million (£50.8m).

Group turnover# increased by 9.3% to £1,746.8 million (£1,597.5m). Approximately £45.0 million of this increase, 2.8%, is attributable to earnings from acquisitions, primarily in Hanson Building Products UK. The impact of foreign currency translation was to reduce turnover by £14.1 million.

Operating profit of £197.3 million (£162.4m) consists of Hanson’s group operating profit of £182.7 million (£153.0m) and share of joint-ventures’ and associates’ profit after tax of £14.6 million (£9.4m).

Operating profit and profit before tax includes profit from property disposals of £1.3 million (£9.8m). Excluding property, operating profit increased by 28.4% and profit before tax increased by 37.0%.

Outlook

In general, no significant benefit from volume is anticipated in the second half. Underlying demand patterns for the remainder of 2005 are expected to follow similar trends to those experienced in the first half of this year. The US construction market is expected to remain generally robust. Hanson’s US geographic market positions mean that whilst second half aggregates volumes are not expected to exceed the strong second half of last year, further increases in concrete product volumes are anticipated. In the UK, demand, in particular housing-related construction, is expected to remain weak. Consequently, first half underlying volume reductions in aggregates and bricks are expected to continue into the second half of the year. UK asphalt volumes, exceptionally strong in the first half, are expected to be more in line with last year for the second half. In Australia, some weakening of demand remains possible in the second half of the year.

Hanson will continue to focus on improving margins. Input cost increases continue in such areas as energy, particularly fuel and gas, and other key areas such as cement and US employee benefits. As a consequence, each and every one of our divisions will continue to focus on maintaining price increases to recover these additional costs. The benefits of the cost saving initiatives made over the last two years in the USA and the UK have been significant and further benefit is expected in the second half in the UK.

Overall, Hanson expects to make further progress in the second half of 2005, albeit against a good performance and significant property profits in the second half of 2004.

Corporate development

Hanson has made good progress in the first half of the year. Total spend on acquisitions was £304.6 million (£50.8m).

Hanson Building Products UK acquired Marshalls Clay Products for £65.0 million in January, to further enhance its position in UK bricks, and acquired Thermalite, a market leader in aircrete blocks, for £120.0 million in March to expand its product range.

In June, Hanson’s two US divisions completed acquisitions totalling approximately £100.0 million. Hanson Aggregates North America acquired Mission Valley Rock, Berkeley Ready Mix and Berkeley Asphalt in northern California. With an estimated 60 million tons of permitted aggregates reserves, Mission Valley Rock has some of the largest remaining reserves of increasingly scarce land-based aggregates in the San Francisco Bay area. Hanson Building Products North America acquired the assets of Sherman Pipe, a concrete pipe and pre-cast concrete products business in Alabama and Georgia, which expands Hanson’s existing presence in the south east of the USA.

Other acquisitions in the period totalled £19.6 million. In January, Hanson Australia acquired Rescrete, a pre-cast concrete manufacturer based in Sydney. At the end of June, Hanson Building Products North America acquired Fiore Concrete Products, a concrete pipe and pre-cast concrete products business in Rhode Island, Massachusetts, which extends Hanson’s position into the north east of the USA.

Disposal proceeds totalled £49.0 million in the first half and included the sale of Hanson’s 50% interest in Campbell Concrete and Materials, a ready-mixed concrete business operating in Houston, Texas and the disposal of 19 ready-mixed concrete plants in Spain.

Hanson continued to invest in its existing business through capital expenditure totalling £79.9 million (£95.6m), which was equivalent to 103.5% (121.5%) of depreciation. The focus is on value adding projects wherever possible. In the USA, construction has commenced on several replacement pipe and pre-cast manufacturing plants. Two large ready-mixed concrete plants are under construction in San Diego and additional mineral reserves have been acquired in the Mideast. In the UK, capital expenditure includes kiln refurbishment, plant automation and information technology projects. A truck replacement programme continues in Australia and additional mineral reserves have been secured in Spain.

Exchange impact

Foreign exchange translation reduced turnover by £14.1 million, operating profit by £0.8 million and had no impact on profit before tax.

The US dollar exchange rate moved from $1.9199 at December 31, 2004 to $1.7715 at June 30, 2005. The net impact of foreign exchange movements resulted in an increase in sterling translated net debt from December 31, 2004 to June 30, 2005 of £28.2 million.

Dividend

The Board has declared an interim dividend of 5.85 pence (5.35p) per share payable on September 16, 2005 to those shareholders on the register at the close of business on August 26, 2005. This represents an increase of 9.3% compared to the first half of last year. The shares are expected to trade ex-dividend on August 24, 2005.

Asbestos

Approximately 6,700 new asbestos claimants filed in the first half of 2005 (11,700). Resolutions for the same period were around 8,850 (3,500), over 90% of which were dismissals (70%). Outstanding claimants at the half year were approximately 133,600, compared to 135,750 at the end of December 2004.

First half gross costs were $22.2 million, compared to $32.0 million in the first half and $27.3 million in the second half, of 2004. $6.8 million of the insurance asset was utilised in the period, giving a net cost before tax of $15.4 million ($2.6m). The annual gross cost is assumed to average $60 million over the next eight years, equivalent to approximately £20 million post-tax. The charge for the half year is therefore $30 million, or approximately £10 million post-tax. This is funded by the group’s annual net cash flow from operating activities which was £507.5 million last year. On this basis, the closing gross cost provision at June 30, 2005 was $487.8 million before insurance, tax and discounting.

Hanson supports Federal reform but believes that the likelihood of success remains uncertain given the complexities involved and the political nature of the process. In the meantime, Hanson’s subsidiaries will continue to litigate and negotiate for additional insurance cover and will look to settle only those cases with proven disease and product identification.

Financial position

Hanson continues to maintain a strong financial position. Free cashflow for the period (after finance and tax, before capital expenditure) was £138.2 million (£135.9m). Working capital increased at June 30, 2005 following strong first half earnings and this should benefit the second half cash inflow. Net debt increased to £1,063.2 million (£695.2m at December 31, 2004, £933.2m at June 30, 2004). Gearing was 43.1% at the half year (28.5% at December 31, 2004).

A new £500 million five year revolving credit facility was signed on April 13, 2005. This replaced a £519.2 million facility which was due to expire in March 2006. The group has a total of £980.2 million of committed bank debt facilities of which £705.5 million was unutilised at June 30, 2005.

The net deficit on the group’s pension schemes increased to £114.8 million (£50.8 m at December 31, 2004), principally reflecting the fall in US bond yields used to discount the group’s US pension scheme obligations.

Review of operations

Hanson Aggregates North America

Turnover increased by 2.7% to £421.1 million (£410.0m). The increase was after a reduction of £11.5 million due to foreign exchange translation. Operating profit increased by 5.3% to £39.8 million (£37.8m) which increased operating margin by 0.3ppts to 9.5% (9.2%). Excluding property profits of £0.2 million (£8.1m), underlying operating profit increased by 33.3% and operating margin increased by 2.2ppts.

Increases in average selling prices ranged from 6.0% for aggregates to 19.0% for cement. These increases were necessary to offset increased input costs, most notably fuel, bitumen and cement. Demand in most markets remained relatively robust, although total aggregates volumes fell by 2.0% in the half. This was largely due to subdued activity in California, Arizona and Georgia, much of which was caused by poor weather at the start of the year.

Despite the marginal decline in volumes, operating efficiency improvements were maintained and profit levels increased in all four regions within the aggregates division compared to last year.

The acquisition of Mission Valley Rock in June 2005 strengthens Hanson’s position in the strategically important San Francisco Bay area market.

Hanson Building Products North America

Turnover increased by 17.8% to £344.5 million (£292.4m). The increase was after a reduction of £5.2 million due to foreign exchange translation. Operating profit increased by 31.2% to £56.3 million (£42.9m) which increased operating margin by 1.6ppts to 16.3% (14.7%). Operating profit included £0.3 million attributable to acquisitions and property profits of £0.6 million (£nil).

Increases in selling prices averaged between 5.7% for bricks and 14.7% for concrete products compared to the first half of 2004. These increases have now offset the significant increases in steel and other input costs. Demand for concrete products has been good, particularly in Texas and Florida, and heritage concrete products volumes increased by 10.1%. The order backlog for pipe and products remains strong at approximately $430 million (December 31, 2004: $400m).

Overall brick volumes fell by 2.1% as strong sales in the East and in Texas were offset by reductions in Canada. However, price rises of 5.7% and further cost improvements were sufficient to more than offset an increase in natural gas costs. Good volume and price increases were also achieved in the roof tiles business.

The acquisition of Sherman Pipe in June 2005 is consistent with the division’s geographic expansion strategy and will enhance the service offering to customers in Alabama and Georgia.

Hanson Aggregates UK

Turnover increased by 10.9% to £403.7 million (£364.1m). Operating profit increased by 81.8% to £42.9 million (£23.6m) which increased operating margin by 4.1ppts to 10.6% (6.5%). Operating profit included property profits of £0.4 million (£0.1m).

Increases in selling prices averaged 7.0% for aggregates, 6.5% for ready-mixed concrete and 5.4% for asphalt. Aggregates volumes were 5.2% below the first half of 2004, largely due to planned site closures and a reduction in non-premium product sales. The 14.7% increase in asphalt volume is due to buoyant market demand and the benefit of capital expenditure on four new production facilities. The first half of 2005 includes approximately half of the £10 million annualised cost saving benefits anticipated following the restructuring last year.

The strategy of rebalancing aggregates production towards premium product has contributed to the margin improvement. Productivity gains continue to be delivered through a combination of capital expenditure and industry rationalisation, such as the agreement to share capacity at four quarries with Lafarge.

The share of joint-ventures’ and associates’ profit after tax primarily consists of the 50% interests in Midland Quarry Products and United Marine Holdings. Hanson’s share of net profit after tax increased by £1.3 million – largely due to an improved performance in Midland Quarry Products against a difficult first half of 2004.

Hanson Building Products UK

Turnover increased by 25.2% to £196.2 million (£156.7m). The increase included £35.7 million due to acquisitions. Operating profit increased by 20.1% to £21.5 million (£17.9m) and included £6.8 million attributable to acquisitions. No property disposals were made during the period (£0.5m). The operating margin reduced by 0.4ppts to 11.0% (11.4%).

Whilst overall brick volumes increased by 14.9%, excluding acquisitions the heritage brick volumes declined by 8.0% compared to the first half of 2004. This reflects the difficult market conditions in both the new build and improvement sectors of the housing market. Heritage concrete block volumes increased by 2.5%. Price increases of 7.6% and 2.4% were achieved for bricks and concrete blocks respectively.

The integration of Marshalls Clay Products (bricks) and Thermalite (aircrete blocks) is progressing well and earnings from both operations are in line with expectations.

Hanson Australia & Asia Pacific

Turnover increased by 2.9% to £270.9 million (£263.3m). Operating profit decreased by 8.4% to £27.1 million (£29.6m) which decreased operating margin by 1.2ppts to 10.0% (11.2%). Including joint-ventures and associates, operating profit was £35.3 million (£34.1m), an increase of 3.5%. Operating profit included property profits of £0.1 million (£1.1m).

Australia

Aggregates selling prices increased 7.1%, in part due to changes in product mix, whilst ready-mixed concrete prices improved by 3.0%. Aggregates volumes were 1.2% below the first half of 2004 which included significant non-recurring secondary aggregates sales in Brisbane. Ready-mixed concrete volumes increased by 2.1%, with a reduction in Sydney from previously buoyant levels being offset by increases in all other regions.

Earnings from the Building Products division were slightly ahead of the same period last year following the acquisition of Rescrete.

The share of joint-ventures’ and associates’ profit after tax increased by 54.2% to £7.4 million (£4.8m), primarily relating to the 25% holding in Cement Australia. This operation benefited from both increases in selling prices and productivity improvements.

Asia Pacific

Operating profit was £2.1 million (£1.7m), largely attributable to Malaysia which remains a difficult market. The share of joint-ventures’ and associates’ profit after tax relating to Asia Pacific was £0.8 million (loss £0.3m) reflecting improvements made in the Hong Kong joint-venture.

Hanson Continental Europe

Turnover decreased by 0.5% to £110.4 million (£111.0m). Operating profit decreased by 20.7% to £9.2 million (£11.6m). The operating margin reduced by 2.1ppts to 8.3% (10.4%).

Earnings reduced in Spain and The Netherlands, but were partly offset by strong results in the Czech Republic.

Heritage aggregates volumes reduced by 9.1%, largely due to a planned quarry closure in Barcelona and a lower level of road building in the Madrid market.

Heritage ready-mixed concrete volumes increased by 1.4%. A reduction in volumes in The Netherlands was offset by increases in all other countries.

Appendices:	(i) Operating statistics
(ii) Financial statements

Further information on Hanson, including a video interview with the Chief Executive and Finance Director, can be found at www.hanson.biz

Inquiries:	Nick Swift / Hilary Reid Evans
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes:

1.	Hanson is one of the world’s leading heavy building materials companies. It is the largest producer of aggregates – crushed rock, sand and gravel – and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.

2.	Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.

3.	Register for Hanson’s e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

4.	High-resolution Hanson images for editorial use are available from www.hanson.biz and from www.pixmedia.co.uk/30/company.

Some of the information included in this press release, including documents incorporated by reference, are, or may deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (United States). Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results and developments to differ materially from future results and developments expressed or implied by such forward-looking statements. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’ and other words and terms of similar meanings in discussion of future operating or financial performance. Such factors include, but are not limited to, changes in economic conditions, especially in the USA, the UK and Australia, changes in governmental policy or legislation that could effect regulatory compliance and other operating costs; changes in governmental policy or legislation relating to public works expenditure and housing, potential liabilities, including asbestos, arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of materials, energy and fuel to our business; including inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements. All written, oral and electronic forward-looking statements attributable to Hanson or persons acting on behalf of Hanson are expressly qualified in their entirety by this cautionary statement.

Appendix (i)

Operating statistics

Volume/price movement

6 months to June 30, 2005

% movement

	Volumes (continuing)	Volumes (heritage)	Prices
Hanson Aggregates North America
Aggregates*	(2.0)	(2.0)	6.0
Asphalt	0.4	0.4	7.7
Ready-mixed concrete	(6.9)	(6.9)	13.1
Cement	(5.7)	(5.7)	19.0

Hanson Building Products North America
Concrete products	10.1	5.6	14.7
Bricks	(2.1)	(5.1)	5.7
Roof tiles	10.9	7.0	11.9

Hanson Aggregates UK
Aggregates*	(5.2)	(5.2)	7.0
Asphalt	14.7	14.7	5.4
Ready-mixed concrete	(3.4)	(3.4)	6.5

Hanson Building Products UK
Bricks	14.9	(8.0)	7.6
Concrete blocks	2.5	2.5	2.4

Hanson Australia
Aggregates*	(1.2)	(1.9)	7.1
Ready-mixed concrete	2.1	2.1	3.0

*	Includes marine dredged aggregates

Volumes include inter-company sales and exclude Hanson’s share of joint-ventures and associates.

Continuing volumes include acquisitions. Heritage volumes exclude acquisitions.

Appendix (ii)

Consolidated profit and loss account

for the 6 months ended June 30, 2005

December 2004 (restated)(1) £m			June 2005 Unaudited £m		June 2004 (restated)(1) Unaudited £m
		Continuing operations and acquisitions:
3,387.7		Group turnover	1,746.8		1,597.5
(2,987.0)		Costs and overheads	(1,564.1)		(1,444.5)
400.7		Group operating profit	182.7		153.0
23.2		Share of joint-ventures’ and associates’ profit after tax	14.6		9.4
423.9		Operating profit before impairments	197.3		162.4
(29.3)		Operating impairments	(2.2)		—
394.6		Operating profit after impairments	195.1		162.4
(46.8)		Finance costs	(22.8)		(27.8)
347.8		Profit before taxation	172.3		134.6

16.7		Tax on continuing operations	(32.4)		17.4
6.3		Tax on impairments	(5.3)		—
23.0			(37.7)		17.4

370.8		Profit after taxation – before discontinued operations	134.6		152.0

		Discontinued operations:
(15.7)		Current year profit after tax of discontinued operations	1.9		3.2
10.4		Profit on current year’s disposals	0.1		0.5
(50.0)		Loss from prior years’ disposals	(3.7)		(12.5)
(55.3)		Total discontinued operations	(1.7)		(8.8)

315.5		Profit after taxation	132.9		143.2
0.1		Minority interest	(0.1)		—
315.6		Profit attributable to equity shareholders	132.8		143.2
(127.3)		Dividends paid	(93.5)		(87.8)
188.3		Transfer to equity reserves	39.3		55.4

		Earnings per ordinary share
43.0	p	- Basic	18.2	p	19.5	p
53.6	p	- Before impairments and discontinued operations	19.5	p	20.7	p
42.6	p	- Diluted	18.0	p	19.2	p
53.1	p	- Before impairments and discontinued operations	19.3	p	20.4	p

18.15	p	Dividends declared in the period	5.85	p	5.35	p

(1)	Restated for the impact of transitioning to International Financial Reporting Standards (IFRS) – See note 1.

The average exchange rates used for the consolidated profit and loss account were June 30, 2005 $1.8734 to the £, June 30, 2004 $1.8210 to the £, and December 31, 2004 $1.8294 to the £.

Consolidated balance sheet

at June 30, 2005

December 2004 (restated)(1),(2) £m	June 2005(3) Unaudited £m	June 2004 (restated)(1),(2) Unaudited £m
Assets
Non-current assets
724.6	Intangible assets	916.6	741.7
2,438.6	Property, plant and equipment	2,655.6	2,493.3
262.8	Investments in joint-ventures and associates	237.3	282.1
49.1	Loans to joint-ventures and other investments	48.2	35.4
159.1	Long-term receivables	181.9	204.9
34.7	Deferred tax asset	37.0	24.3
3,668.9	4,076.6	3,781.7

Current assets
308.4	Inventories	389.4	294.4
788.0	Trade and other receivables	881.5	872.4
1,394.3	Cash and cash equivalents	1,377.4	1,346.6
2,490.7	2,648.3	2,513.4
6,159.6	Total assets	6,724.9	6,295.1

Liabilities
Non-current liabilities
(1,058.3)	Long-term borrowings	(1,168.1)	(1,434.8)
(126.8)	Long-term creditors	(134.9)	(127.6)
(571.0)	Provisions for other liabilities	(667.5)	(574.8)
(240.5)	Deferred tax liabilities	(229.9)	(296.4)
(1,996.6)	(2,200.4)	(2,433.6)

Current liabilities
(1,031.2)	Short-term borrowings	(1,272.5)	(845.0)
(561.9)	Trade and other payables	(639.9)	(590.5)
(99.7)	Short-term provisions	(109.2)	(80.3)
(26.9)	Current tax payable	(34.3)	(20.7)
(1,719.7)	(2,055.9)	(1,536.5)
(3,716.3)	Total liabilities	(4,256.3)	(3,970.1)
2,443.3	Net assets	2,468.6	2,325.0

EQUITY
73.7	Called up share capital	73.7	73.7
(24.7)	Cumulative translation reserve	10.5	(36.2)
972.4	Other reserves	972.4	972.4
(30.1)	Own shares	(31.7)	(4.3)
1,449.9	Profit and loss account	1,441.4	1,316.8
2,441.2	Attributable to equity shareholders	2,466.3	2,322.4
2.1	Minority interests	2.3	2.6
2,443.3	Net equity	2,468.6	2,325.0

695.2	Net debt	1,063.2	933.2
334.9	p	Net assets per ordinary share (pence)	338.4	p	316.0	p

(1)	Restated for the impact of transitioning to International Financial Reporting Standards (IFRS) – See note 1.
(2)	On January 1, 2005 the balance sheet was restated for the effects of IAS 39 hedging adjustments.
(3)	Included within the balance sheet as at June 30, 2005 are the following in respect of the impact of IAS 39 hedging adjustments: Long-term receivables £28.5 million, Trade and other receivables £4.8 million, Long-term borrowings £27.2 million, Long-term creditors £9.8 million and Trade and other payables £2.0 million.

The exchange rates used for the consolidated balance sheet were June 30, 2005 $1.7715 to the £, June 30, 2004 $1.8213 to the £ and December 31, 2004 $1.9199 to the £.

Approved by the Board of Directors on August 3, 2005

Alan Murray, Chief Executive

Jonathan Nicholls, Finance Director

Summary consolidated cash flow statement

for the 6 months ended June 30, 2005

December 2004 (restated)(1) £m		June 2005 Unaudited £m	June 2004 (restated)(1) Unaudited £m
507.5	Net cash inflow from operating activities (Free cash flow) (2)	138.2	135.9

	Cash flow from investing activities
(214.8)	Purchase of property, plant and equipment and intangible assets	(79.9)	(95.6)
18.5	Sales of property, plant and equipment	5.9	8.3
(83.2)	Acquisitions of businesses and investments	(304.6)	(50.8)
73.6	Disposals of businesses and investments	49.0	24.3
(205.9)	Net cash outflow from investing activities	(329.6)	(113.8)

301.6	Net cash (outflow) inflow before financing	(191.4)	22.1

	Cash flow from financing activities
(127.3)	Dividends paid to shareholders	(93.5)	(87.8)
(26.1)	Purchase of own shares held in treasury	(5.5)	—
(238.7)	Increase (decrease) in gross debt	207.1	(73.6)
(392.1)	Net cash inflow (outflow) from financing activities	108.1	(161.4)

(90.5)	Net cash outflow after financing	(83.3)	(139.3)

1,488.5	Cash and cash equivalents at beginning of year(3)	1,389.0	1,488.5
(90.5)	Net cash outflow after financing	(83.3)	(139.3)
(9.0)	Foreign exchange	66.8	(30.7)
1,389.0	Cash and cash equivalents at end of period[3]	1,372.5	1,318.5

	Reconciliation of net cash flow movement to movement in net debt
(90.5)	Net cash outflow after financing	(83.3)	(139.3)
(59.7)	Decrease in long-term borrowings	1.1	2.1
298.4	(Increase) decrease in short-term borrowings	(208.2)	71.5
148.2	Change in net debt resulting from cash flows	(290.4)	(65.7)
(3.0)	Other financing movements	(49.4)	(2.5)
101.8	Exchange movement	(28.2)	77.2
247.0	Movement in net debt in the period	(368.0)	9.0
(942.2)	Opening net (debt)	(695.2)	(942.2)
(695.2)	Closing net (debt)	(1,063.2)	(933.2)

Statement of recognised income and expense for the 6 months ended June 30, 2005
December 2004 (restated)(1) £m		June 2005 Unaudited £m	June 2004 (restated)(1) Unaudited £m
315.6	Profit attributable to equity shareholders	132.8	143.2
—	Gains on cash flow hedges	0.6	—
(24.4)	Foreign exchange	35.1	(36.2)
(11.0)	Net actuarial losses in respect of pensions and other post-retirement benefits	(63.1)	(4.3)
4.9	Deferred taxation on net actuarial losses	23.6	(3.0)
285.1	Net income recognised directly in equity	129.0	99.7
—	Restatement for the effects of IAS 32 and IAS 39	(9.7)	—
285.1	Total recognised income and expense	119.3	99.7

(1)	Restated for the impact of transitioning to International Financial Reporting Standard (IFRS) – See note 1.
(2)	Included within Net cash inflow from operating activities are cash outflows of £24.1m (June 2004 £33.4m) in respect of Returns on investments and servicing of finance and £19.6m (June 2004 £13.4m) in respect of Taxation.
(3)	As required by IAS 7, “Cash flow statements”, cash and cash equivalents of £1,372.5 million (June 2004 £1,318.5m) stated above includes overdrafts of £4.9 million (June 2004 £28.1m) disclosed within current liabilities on the balance sheet.

The average exchange rates used for the summary consolidated cash flow statement and the statement of recognised income and expense were June 30, 2005 $1.8734 to the £, June 30, 2004 $1.8210 to the £, and December 31, 2004 $1.8294 to the £.

Notes to the interim financial information

1 Basis of preparation

As an EU-listed company, Hanson has been required to adopt International Financial Reporting Standards (IFRS) with effect from January 1, 2005. The results for the six months to June 2005 represent the group’s first interim financial statements prepared in accordance with its accounting policies under IFRS. The group’s first Annual Report and Form 20-F under IFRS will be for the year ended December 31, 2005. Previously Hanson reported under UK generally accepted accounting principles (UK GAAP). A description of how the group’s reported results and financial position are affected by this change in accounting policy, including reconciliations from UK GAAP to IFRS for prior year results and the revised summary of significant accounting policies under IFRS, is published on the group’s website at www.hanson.biz.

The group is required to present its interim financial statements in accordance with the relevant standards anticipated to be in effect at the first reporting date which is December 31, 2005. They have been prepared on the assumption that all IFRS statements, including Standing Interpretations Committee interpretations (SICs) and International Financial Reporting Interpretations Committee interpretations (IFRICs) issued by the International Accounting Standards Board (IASB) as effective for 2005 reporting will be endorsed by the European Commission. At the time of preparation of these interim financial statements not all standards have been endorsed by the European Commission. It is possible, therefore, that further changes will be required to the comparative financial information restated in accordance with IFRS, as well as the 2005 information presented in these 2005 interim financial statements, before the 2005 Annual Report and Form 20-F is published. The Directors have anticipated that the revised versions of IAS 39 “Financial Instruments: Recognition and Measurement” and IAS 19 “Employee Benefits” which have yet to be formally adopted for use in the EU, will be so adopted in time to be applicable to the next annual accounts.

As permitted by IFRS 1 “First Time Adoption of International Financial Reporting Standards”, the group has elected not to restate comparative information for the Financial Instrument standards IAS 32 and IAS 39. A restatement of the group’s opening balance sheet at January 1, 2005 which provides the adjustments required under these standards is included in the Ancillary information section of these interim financial statements, along with the revised accounting policy applied.

The financial information presented here does not represent statutory accounts as defined in the Companies Act 1985. The group’s statutory financial statements for the year ended December 31, 2004 were prepared under UK GAAP and filed with the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2 Segmental analysis for the 6 months ended June 30, 2005 unaudited

(a) Continuing group turnover

	June 2005 £m	June 2004 (restated)(1),(2) £m
North America
Hanson Aggregates	421.1	410.0
Hanson Building Products	344.5	292.4
	765.6	702.4
UK
Hanson Aggregates	403.7	364.1
Hanson Building Products	196.2	156.7
	599.9	520.8
Australia & Asia Pacific
Hanson Australia	218.9	199.2
Hanson Asia Pacific	52.0	64.1
	270.9	263.3

Hanson Continental Europe	110.4	111.0
	1,746.8	1,597.5

(1)	Restated for the impact of transitioning to International Financial Reporting Standard (IFRS) – See note 1.
(2)	The segmental results were restated following a reorganisation of the group in July 2004. The impact on the presentation of the results for June 30, 2004 is shown on the group’s website, www.hanson.biz, as part of the results for the adoption of IFRS.

2 Segmental analysis (continued) for the 6 months ended June 30, 2005 unaudited

(b) Continuing operating profit before impairments

	June 2005	June 2005	June 2005	June 2004	June 2004	June 2004
	Group operating profit £m	Share of joint- ventures’ and associates’ profit after tax £m	Operating profit before impairments £m	Group operating profit (restated)(1),(2) £m	Share of joint - ventures’ and associates’ profit after tax (restated)(1),(2) £m	Operating profit before impairments (restated)(1),(2) £m
North America
Hanson Aggregates	39.8	(0.1)	39.7	37.8	(0.1)	37.7
Hanson Building Products	56.3	0.2	56.5	42.9	—	42.9
	96.1	0.1	96.2	80.7	(0.1)	80.6
UK
Hanson Aggregates	42.9	6.3	49.2	23.6	5.0	28.6
Hanson Building Products	21.5	—	21.5	17.9	—	17.9
	64.4	6.3	70.7	41.5	5.0	46.5
Australia & Asia Pacific
Hanson Australia	25.0	7.4	32.4	27.9	4.8	32.7
Hanson Asia Pacific	2.1	0.8	2.9	1.7	(0.3)	1.4
	27.1	8.2	35.3	29.6	4.5	34.1
Hanson Continental Europe	9.2	—	9.2	11.6	—	11.6
Central	(14.1)	—	(14.1)	(10.4)	—	(10.4)
	182.7	14.6	197.3	153.0	9.4	162.4

The continuing operating profit disclosures in the business segment analysis above include £1.3 million (£9.8m) in respect of surplus property and land disposals. Property gains are allocated as follows – North America £0.8 million (£8.1m); UK £0.4 million (£0.6m); Australia & Asia Pacific £0.1 million (£1.1m); Continental Europe £nil (£nil).

(c) Joint-ventures and associates

	June 2005	June 2005	June 2004	June 2004
	Continuing turnover £m	Continuing operating profit £m	Continuing turnover (restated)(1),(2) £m	Continuing operating profit (restated)(1),(2) £m
North America
Hanson Aggregates	0.7	0.1	0.6	0.1
Hanson Building Products	1.8	0.3	0.4	—
	2.5	0.4	1.0	0.1
UK
Hanson Aggregates	52.8	9.0	49.5	7.2
Hanson Building Products	—	—	—	—
	52.8	9.0	49.5	7.2
Australia & Asia Pacific
Hanson Australia	86.2	10.6	83.5	7.8
Hanson Asia Pacific	4.9	1.0	8.4	(0.3)
	91.1	11.6	91.9	7.5

Hanson Continental Europe	0.6	—	1.0	—
	147.0	21.0	143.4	14.8

			June 2005 £m	June 2004 (restated)(1) £m
Continuing operating profit from joint-ventures and associates			21.0	14.8
Interest			(1.4)	(1.6)
Taxation			(5.0)	(3.8)
Continuing profit after tax from joint ventures and associates			14.6	9.4

(1)	Restated for the impact of transitioning to International Financial Reporting Standards (IFRS) – See note 1.
(2)	The segmental results are restated following a reorganisation of the group in July 2004. The impact on the presentation of the results for June 30, 2004 is shown on the group’s website, www.hanson.biz, as part of the restatement of the results for the adoption of IFRS.

3 Operating impairments

Included within Operating impairments of £2.2 million are a goodwill impairment charge of £16.0 million within Hanson Aggregates North America and other impairment charges of £0.6 million. These are offset by a reversal of a prior period tangible fixed asset impairment in respect of Hanson Aggregates North America of £14.4 million.

4 Finance costs

Finance costs of £22.8 million (£27.8m) include a net pensions and post-retirement benefits financing credit of £3.7 million (£5.9m); a net charge of £2.3 million (£3.3m) in respect of the unwind of the discount on the group’s continuing provisions; and a credit of £3.5 million (£nil) in respect of the change in the fair value of financial instruments, in accordance with IAS 39. Hanson’s share of its joint-ventures’ and associates’ interest charge of £1.4 million (£1.6m) is included within joint-ventures and associates as shown in note 2(c).

5 Tax on continuing operations

Tax on continuing operations of £32.4 million (June 2004 net tax credit £17.4m) excludes the group’s share of joint-ventures’ and associates’ tax charge of £5.0 million (£3.8m) which is included within joint-ventures and associates as shown in note 2(c). The six months to June 30, 2004 included a non-recurring benefit of £40.5 million for the IFRS restatement of deferred tax assets, primarily relating to Australia.

6 Discontinued operations

The profit on current year’s disposals of £0.1 million represents the profit after tax for the period in respect of the disposal of Hanson Aggregates North America’s 50% interest in Campbell Concrete and Materials, a ready-mixed concrete business operating in Houston, Texas, and the disposal of 19 ready-mixed concrete sites following Hanson Continental Europe’s restructuring of its Spanish operations.

The loss from prior years’ disposals of £3.7 million includes a charge of £9.6 million relating to the post-tax cost of increasing the gross cost provision for asbestos by $30 million. It also includes a post-tax charge of £2.6 million relating to the estimated cost of ancillary litigation and bodily injury claims against discontinued operations in the USA. In addition, the loss from prior years’ disposals includes tax credits of £9.5 million and other post-tax charges of £1.0 million relating to discontinued operations.

7 Dividends

The Board has declared an interim dividend of 5.85p per ordinary share payable on September 16, 2005 (September 23, 2005 for ADS and CDI holders) to those shareholders on the register at the close of business on August 26, 2005. The shares are expected to trade ex-dividend on August 24, 2005 (August 22, 2005 for CDI holders). During the six months to June 30, 2005, the Company has paid the approved dividend of £93.5 million for the twelve months ended December 31, 2004.

8 Reconciliation of net equity for the 6 months ended June 30, 2005 and the 12 months ended December 31, 2004

December 2004 (restated)(1) £m		June 2005 £m	June 2004 (restated)(1) £m
2,308.6	Opening net equity as at December 31	2,443.3	2,308.6
—	Restatement for effects of IAS 32 and IAS 39	(9.7)	—
2,308.6	Restated opening equity as at January 1	2,433.6	2,308.6
315.5	Profit after taxation	132.9	143.2
(127.3)	Dividends paid	(93.5)	(87.8)
(0.6)	Minority interest	(0.1)	(0.1)
(24.4)	Foreign exchange adjustments	35.1	(36.2)
—	Gains on cash flow hedges	0.6	—
(11.0)	Net actuarial losses for pensions and other post-retirement benefits	(63.1)	(4.3)
4.9	Deferred taxation on net actuarial losses	23.6	(3.0)
(1.2)	Employee share awards	1.1	—
(26.1)	Purchase of own shares held in treasury	(5.5)	—
4.9	Disposal of own shares by ESOP Trust	3.9	4.6
2,443.3	Closing net equity	2,468.6	2,325.0

(1)	Restated for the impact of transitioning to International Financial Reporting Standards (IFRS) – See note 1.

9 Provisions

Certain obligations in respect of the Koppers’ environmental liabilities are recognised in provisions with a corresponding asset representing the amounts receivable under the insurance arrangements entered into in 1998. Under these arrangements, insurance cover of $800.0 million in perpetuity (after payment by the group of the first $100.0 million of remediation costs arising since January 1, 1998) was provided by subsidiaries of two re-insurance companies, Centre Solutions and Swiss Re. The Company estimates that this insurance cover is sufficient to meet future costs. Factors which could cause actual remediation costs to differ from these estimates include (i) unknown adverse conditions arising at sites; (ii) third party claims in excess of estimates; (iii) changes to regulatory requirements for remedial technology; (iv) any other significant variations to assumptions made in support of these estimates. Further details were provided in note 18 of the notes to the accounts in the Annual Report and 20F 2004.

Provisions include a discounted amount of £231.0 million (equivalent to $487.8 million before discounting) for the gross cost of asbestos which is both probable and reliably estimable, which equates to approximately eight years of gross cost at current levels. An associated discounted insurance asset of £10.1 million and associated deferred tax asset of £86.1 million have also been recognised at June 30, 2005. Further details of the approach to accounting for asbestos is provided in notes 17 and 27 of the notes to the accounts in the Annual Report and 20-F 2004.

Other contingent liabilities were also described in note 27 of the notes to the accounts in the Annual Report and 20-F 2004. There has been no change to the status of these liabilities during the period.

10 Analysis of net (debt)

	December 2004 £m	Cash flow £m	Acquisitions and disposals £m	Non-cash movement £m	Exchange movement £m	June 2005 £m
Cash and cash equivalents per balance sheet	1,394.3	(81.8)	—	—	64.9	1,377.4

Debt due within one year
Overdrafts	(5.3)	(1.4)	(0.1)	—	1.9	(4.9)
Bank debt	(123.4)	0.7	—	—	(4.7)	(127.4)
Debenture debt	(902.0)	(208.9)	—	(7.2)	(21.5)	(1,139.6)
Finance leases	(0.5)	—	—	(0.1)	—	(0.6)
Short-term borrowings per balance sheet	(1,031.2)	(209.6)	(0.1)	(7.3)	(24.3)	(1,272.5)

Debt due after one year
Debenture and bank debt	(1,057.8)	1.1	(1.5)	(40.9)	(68.7)	(1,167.8)
Finance leases	(0.5)	—	—	0.3	(0.1)	(0.3)
Long-term borrowings per balance sheet	(1,058.3)	1.1	(1.5)	(40.6)	(68.8)	(1,168.1)
Net (debt)	(695.2)	(290.3)	(1.6)	(47.9)	(28.2)	(1,063.2)

Non-cash movements of £(47.9) million represent fair value adjustments of £(27.2) million and effective interest adjustment of £(21.1) million following the adoption of IAS 39 in the period. These are offset by other non-cash movements of £0.4 million.